PROSPECTUS SUPPLEMENT NO. 4	Filed Pursuant to Rule 424(b)(3)
(To the Prospectus dated July 9, 2025)	Registration No. 333-280973

COMPLETE SOLARIA, INC.

Up to 30,450,000 Shares of Common Stock

This prospectus supplement supplements the prospectus dated July 9, 2025 (as amended or supplemented, the “prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-280973). This prospectus supplement is being filed to update and supplement the information in the prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on July 28, 2025 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The prospectus and this prospectus supplement relate to the potential offer and sale of up to 30,450,000 shares of our common stock, par value $0.0001 per share (the “common stock”), by White Lion Capital, LLC (“White Lion” or the “Selling Securityholder”).

The shares of common stock to which the prospectus and this prospectus supplement relate may be issued to White Lion pursuant to the Common Stock Purchase Agreement dated July 16, 2024 between us and White Lion, as amended by Amendment No. 1 to the Common Stock Purchase Agreement dated July 24, 2024, and as further amended by Amendment No. 2 to the Common Stock Purchase Agreement dated August 14, 2024 (as amended, the “White Lion Purchase Agreement”), establishing an equity line of credit. Such shares of our common stock include (a) up to 30,000,000 shares of common stock that we may elect, in our sole discretion, to issue and sell to White Lion from time to time during the White Lion Commitment Period (as defined below) under the White Lion Purchase Agreement (assuming the shares to be issued are sold at a price of $1.00 per share) and (b) 348,837 shares of common stock (the “Commitment Shares”) issued to White Lion as consideration for it entering into the White Lion Purchase Agreement. See “The White Lion Transaction” below for a description of the White Lion Purchase Agreement and “Selling Securityholder” for additional information regarding White Lion.

The actual number of shares of our common stock issuable to White Lion will vary depending on the then-current market price of shares of our common stock sold to the Selling Securityholder under the White Lion Purchase Agreement and are subject to the further limitations set forth in the White Lion Purchase Agreement.

We are not selling any securities under the prospectus or this prospectus supplement and will not receive any of the proceeds from the sale of shares of common stock by the Selling Securityholder. Additionally, we will not receive any proceeds from the issuance of the Commitment Shares to White Lion. However, we may receive proceeds of up to $30.0 million from the sale of our common stock to the Selling Securityholder pursuant to the White Lion Purchase Agreement after the date of the prospectus (assuming the shares are sold at a price of $1.00 per share). The actual proceeds from White Lion under the White Lion Purchase Agreement may be less than this amount depending on the number of shares of our common stock sold and the price at which the shares of our common stock are sold.

The Selling Securityholder may sell or otherwise dispose of the shares of common stock described in the prospectus in a number of different ways and at varying prices. See “Plan of Distribution” in the prospectus for more information about how the Selling Securityholder may sell or otherwise dispose of the shares of common stock being registered pursuant to the prospectus. The Selling Securityholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended.

The Selling Securityholder will pay all brokerage fees and commissions and similar expenses attributable to the sales of its common stock. We will pay the expenses (except brokerage fees and commissions and similar expenses) incurred in registering the shares of common stock offered hereby, including legal and accounting fees. See “Plan of Distribution” in the prospectus.

Our common stock and Public Warrants are listed on The Nasdaq Stock Market under the symbols “SPWR” and “SPWRW,” respectively. On July 25, 2025, the last reported sales price of our common stock was $1.74 per share and the last reported sales price of our Public Warrants was $0.325 per Public Warrant.

This prospectus supplement should be read in conjunction with the prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. The prospectus and this prospectus supplement comply with the requirements that apply to an issuer that is an emerging growth company.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 7 of the prospectus, and under similar headings in any amendments or supplements to the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of the prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated July 28, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 22, 2025

Complete Solaria, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40117	93-2279786
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

45700 Northport Loop East, Fremont, CA	94538
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (510) 270-2507

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	SPWR	The Nasdaq Global Market

Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	SPWRW	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 5.02.	Departure of Directors of Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Daniel Foley Resignation

On July 22, 2025, Daniel Foley resigned from his position as Chief Financial Officer of Complete Solaria, Inc. (the “Company”).

Appointment of Interim Chief Financial Officer and Principal Financial Officer

The Company appointed Jeanne Nguyen as the Company’s interim Chief Financial Officer and as the Company’s Principal Financial Officer, effective July 22, 2025.

Ms. Nguyen, age 46, has served as the Company’s Corporate Controller since the closing of the Company’s SunPower acquisition on September 30, 2024.

Ms. Nguyen brings over 23 years of accounting and finance experience to the Company. Before joining the Company, Ms. Nguyen served as Corporate Controller of SunPower Corporation from December 2023 until the closing of the Company’s SunPower acquisition in September 2024. Prior to that, Ms. Nguyen served as Corporate Controller of Convoy Inc. from September 2016 until October 2023. Prior to joining Convoy Inc., Ms. Nguyen was as senior manager in the Assurance services practice at PricewaterhouseCoopers from July 2011 to March 2016. Ms. Nguyen is a certified public accountant and holds a BA in Business Administration from the University of Washington.

No arrangement or understanding exists between Ms. Nguyen and any other person pursuant to which Ms. Nguyen was selected to serve as the Company’s interim Chef Financial Officer and its Principal Financial Officer.

There are no family relationships between Ms. Nguyen and any director or executive officer of the Company that would be required to be disclosed pursuant to Item 401(d) of Regulation S-K, and there are no transactions involving Ms. Nguyen that would be required to be disclosed pursuant to Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Complete Solaria, Inc.
Dated: July 28, 2025
	By:	/s/ Thurman J. Rodgers
Thurman J. Rodgers
Chief Executive Officer

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